

Mail Stop 4628

October 2, 2015

Marc Shore
Chief Executive Officer
Multi Packaging Solutions International Limited
150 E. 52nd Street, 28th Floor
New York, NY 10022

> **Re:** **Multi Packaging Solutions International Limited**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed September 30, 2015**
> **File No. 333-205278**

Dear Mr. Shore:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 28, 2015 letter.

Our Principal Shareholders, page 14

1. We note that affiliates of Madison Dearborn and Carlyle will continue to be controlling shareholders of your company after this offering and will have the right to designate a number of directors to your board pursuant to a shareholders' agreement. Please file the shareholders' agreement with your registration statement.

Financial Statements of Multi Packaging Solutions Global Holdings Limited, page F-3

Note 21 – Segments, page F-53

2. Your response to prior comment 6 states that it is impracticable to identify the amount of net sales for labels, cartons, inserts, and rigid packaging. Considering that you appear to provide pro forma net sales information for these product offerings on pages 89-90 of

your filing, please further explain to us how you concluded that it is impracticable to provide disclosure on this basis to comply with FASB ASC 280-10-50-40.

You may contact Sandy Eisen, Staff Accountant, at (202) 551-3864, or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311, if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844, or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources